UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4690
Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410843	Page 2 of 6
1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. 382410843	Page 3 of 6
1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 382410843	Page 4 of 6
1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 382410843	Page 5 of 6
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share, (the “Shares”) of Goodrich Petroleum Corporation (the “Issuer”), whose principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas 77002. This Amendment No. 5 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2018, as amended by Amendment No. 1 filed on March 11, 2021, Amendment No. 2 filed on September 24, 2021, Amendment No. 3 filed on October 6, 2021 and Amendment No. 4 filed on November 23, 2021 (collectively, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Tender Offer and Merger (each as defined in Amendment No. 4), both of which closed on December 23, 2021, and pursuant to the terms of the Support Agreement (as defined in Amendment No. 4), each of AIO V and AIV 1 tendered into the Tender Offer all Shares beneficially owned by them (1,150,000 Shares in the aggregate), in exchange for the right to receive $23.00 per Share in cash.  Also in connection with the Merger, pursuant to the terms of a Note Cancellation Agreement, dated December 23, 2021, between the Issuer and AIOM VII, the Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII were tendered to the Issuer in exchange for $4,998,962.67 cash. Accordingly, as of December 23, 2021, the Reporting Persons no longer beneficially own any Shares.

Following the Merger, the Shares were delisted from NYSE American and deregistered under the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a, b)	As of December 23, 2021, the Reporting Persons beneficially own, and share voting and dispositive power over, 0 Shares, constituting 0.0% of the outstanding Shares.

(c)	The response to Item 4 of this Amendment No. 5 is incorporated herein by reference.

(d)	This Item 5(d) is not applicable.

(e)	On December 23, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.

CUSIP No. 382410843	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021
ANCHORAGE CAPITAL GROUP, L.L.C.
	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory
KEVIN M. ULRICH
/s/ Kevin M. Ulrich